FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 03, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






                              Director's Interests

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility:-

Mr R Bondy                    Exercise of nil-price options on 1 November 2005
                              over 2,094 Ordinary shares granted on
                              15 February 2002 under the SmithKline Beecham
                              Mid-Term Incentive Plan ("the MTIP"), resulting from the deferral of an award made under the MTIP on 23 November 1998.

                              Exercise of nil-price options on 1 November 2005 over 2,094 Ordinary shares granted on 13 February 2003 under the MTIP, resulting from the deferral of an award made under the MTIP on 24 November 1999.

                              Sale of 1,718 Ordinary shares at a price of GBP14.6636 per share.

The Company was advised of these transactions on 3 November 2005.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

3 November 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 03, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc